AB 3/16

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2011
19 REGISTRATIONS BRANCH

11019990

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

*KH 3/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-48842

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Guggenheim Funds Distributors, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
2455 Corporate West Drive

(No. and Street)

Lisle	IL	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abbey Helmetag (630)-577-2258
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/24

OATH OR AFFIRMATION

I, Bruce R. Albelda swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Guggenheim Funds Distributors, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Bruce R. Albelda

Susan Pittner
Notary Public

OFFICIAL SEAL
SUSAN PITTNER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/09/14

This report ** contains (check all applicable boxes):

[X]	(a)	Facing Page
[X]	(b)	Statement of Financial Condition
[ ]	(c)	Statement of Income
[ ]	(d)	Statement of Cash Flows
[ ]	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[ ]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
[ ]		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X]	(l)	An Oath or Affirmation
[ ]	(m)	A Copy of the SIPC Supplemental Report
[ ]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Guggenheim Funds Distributors, Inc.
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
Guggenheim Funds Distributors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Guggenheim Funds Distributors, Inc. (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Guggenheim Funds Distributors, Inc.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 13,877,679
Cash segregated under federal regulations	100,000
Deposits with clearing organizations	1,643,432
Securities owned, at market value (Note 2)	5,317,347
Due from brokers and clearing organizations	22,602,655
Accounts receivable	3,852,491
Deferred tax asset, net	833,553
Furniture and equipment (net of accumulated depreciation of $96,228)	40,212
Other assets	1,469,839
Total assets	$ 49,737,208
Liabilities and Stockholder's Equity	
Liabilities	
Notes payable (Note 7)	$ 12,900,000
Due to customer	23,168,507
Accrued compensation	2,076,058
Accrued product costs	1,049,769
Accounts payable and other accrued liabilities	1,436,190
Total liabilities	40,630,524
Stockholder's equity	
Common stock, no par value, $10 stated value, 100,000 authorized shares, 95,500 shares issued and 71,965 shares outstanding	955,000
Additional paid-in capital	3,054,809
Retained earnings	42,000,163
Less treasury stock, at cost (23,535 shares)	(405,841)
Less receivable from Parent (Note 8)	(36,497,447)
Total stockholder's equity	9,106,684
Total liabilities and stockholder's equity	$ 49,737,208

The accompanying notes are an integral part of the financial statement.

1. Organization and Summary of Significant Accounting Policies

Organization

Guggenheim Funds Distributors, Inc. (the "Company"), formerly known as Claymore Securities, Inc., acts as sponsor, portfolio supervisor and securities evaluator to various equity and fixed income unit investment trust portfolios. The Company participates in the marketing and distribution of closed-end fund initial public offerings and supports the secondary market of the funds. The Company also participates in the marketing and distribution of exchange-traded funds. The Company is a wholly owned subsidiary of Guggenheim Funds Services Group, LLC (the "Parent"), formerly known as Claymore Group Inc. On October 14, 2009, Claymore Holdings, LLC ("Holdings") acquired 100% of the outstanding stock of the Parent and the Parent became a wholly owned subsidiary of Holdings. Guggenheim Capital, LLC ("Guggenheim") is the ultimate parent of Holdings.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a clearing broker and a member of the Depository Trust and Clearing Corporation. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Authority and is a member of the Municipal Securities Rulemaking Board.

Revenue Recognition

Net revenue from unit investment trust sales includes sales fees, as well as creation and development fees. These are recorded net of concessions paid to selling broker-dealers at the time of the sale. Certain sales fees are deferred as described in Note 8. Evaluation/surveillance fees are earned by the Company in its capacity as evaluator, supervisor and bookkeeper of unit investment trust portfolios. Closed-end fund servicing fees are earned by the Company in its capacity as servicing agent for closed-end funds.

Securities transactions and related income and expense are recorded on a trade-date basis. Securities transactions pending settlement are included net in due from brokers and clearing organizations. Investments in closed-end funds and exchange-traded equities are valued at quoted market close prices. Investments in corporate obligations are valued by an independent pricing service taking into consideration yield, credit quality, liquidity, coupon, maturity and other factors or market data the pricing service deems relevant. Unit investment trusts are carried at their net asset value (see Note 2 for additional information). Futures contracts are valued based on the exchange closing settlement price.

Accounts Receivable

Accounts receivable consist primarily of evaluation/surveillance fees on unit investment trusts, servicing fees on closed-end funds, and creation and development fees on unit investment trusts.

Income Tax Status

The Company is included in the consolidated federal income tax return filed by the Parent. The Company provides for income taxes on a separate return basis and remits to the Parent amounts determined to be currently payable.

Income tax expense is recorded based upon the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect

for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merit of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes interest and penalties, if any, related to income tax matters as part of the provision for income taxes on the statement of income.

In accordance with the terms of the tax sharing intercompany agreement with the Parent, all current taxes are due to the Parent and unpaid amounts are recorded in the receivable from Parent on the statement of financial condition. The Company files a separate return in the states where required.

Furniture and Equipment
Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which is 5 to 7 years.

Cash and Cash Equivalents
Cash and cash equivalents consists primarily of cash on deposit with a bank and short-term, highly liquid investments with original maturities of 90 days or less.

Deposits with Clearing Organizations
Deposits with clearing organizations include cash on deposit with clearing organizations to meet margin requirements.

Share-Based Compensation
The Company measures and records stock-based compensation expense in accordance with the provisions of ASC Topic 718, *Compensation-Stock Compensation* ("ASC 718"). The Company is allocated stock-based compensation expense for share-based awards granted to the employees of the Company.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Recently Issued Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board ("FASB) issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* ("Topic 820"): *Improving Disclosures about Fair Value Measurements.* Topic 820 establishes new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Topic 820 also establishes a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The Company has adopted Topic 820 effective January 1, 2010, except for the disclosure of roll forward activities for Level 3 fair value measurements, which will become effective for the Company with the reporting period beginning

January 1, 2011. Other than requiring additional disclosures when applicable, the adoption of this new guidance did not have a material impact on the Company's financial statement.

The Company assesses its financial instruments on a semi-annual basis to determine the appropriate classification within the fair value hierarchy, as defined by Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2010.

2. Fair Value of Financial Instruments

Management estimates the aggregate fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows.

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3	Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company did not own any financial assets or liabilities that would be considered Level 3 within the hierarchy described above during the twelve months ended December 31, 2010.

The following table presents securities owned at fair value as of December 31, 2010:

Description	December 31, 2010	Quoted Prices or Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short term investments				
U.S. Government securities	$ 499,831	$ 499,831	$ -	$ -
Due from brokers and clearing organizations				
Futures contracts	(1,156)	(1,156)	-	-
Securities owned				
Equity securities	150,507	150,507	-	-
Fixed income unit investment trusts	5,071,577	-	5,071,577	-
Closed-end funds	95,263	95,263	-	-
Total securities owned	5,317,347	245,770	5,071,577	-
Total	**$ 5,816,022**	**$ 744,445**	**$ 5,071,577**	**$ -**

3. Furniture and Equipment

Furniture and equipment consisted of the following at December 31, 2010:

Furniture	$ 61,705
Office equipment	74,735
	136,440
Less accumulated depreciation	(96,228)
	$ 40,212

4. Income Taxes

At December 31, 2010, the Company has a net deferred tax asset of $833,553. The significant components relate primarily to accrued liabilities and depreciation on furniture and equipment. The Company has concluded that it is more likely than not that the deferred tax asset will be realized, and therefore, no valuation allowance is required.

For the year ended December 31, 2010, the Company has gross unrecognized tax benefits of $357,645, comprised of $245,880 related to positions taken during the year and $111,765 of accrued interest and penalties. There were no unrecognized tax benefits as of December 31, 2009.

Gross unrecognized tax benefits of $357,645 would, if recognized, affect the Company's effective income tax rate in future periods. It is expected that unrecognized tax benefits will decrease in the next twelve months by $176,529 as a result of expiring statute of limitations. The Company does not expect this change to have a significant impact on the results of operations or financial position of the Company.

The Parent's consolidated federal income tax returns for 2008 and 2009 remain open to examination by federal authorities under the statute of limitations. The Company's State of New York return for the years 2006 through 2008 are currently under review by the New York State Department of Taxation and Finance. The years open to examination by other state and local government authorities vary by jurisdiction, but the statue of limitations is generally three to four years from the date the tax return is filed. The Company's earliest open tax year is 2004 for certain states in the United States.

5. Employee Benefit Plan

The Company participates in a 401(k) plan sponsored by its Parent covering substantially all employees. Participants may contribute from 1% to 90% of their compensation on a pretax basis, subject to certain limitations as set forth in the 401(k) plan agreement. The Company can contribute a discretionary amount, subject to certain limitations as set forth in the 401(k) plan agreement.

6. Commitments

The Company leases certain office space under a noncancelable lease expiring in 2012, which includes certain renewal options for similar terms and also is a tenant in space leased by the Parent (see Note 8). At December 31, 2010, the Company's future minimum rental commitments based upon the terms under the noncancelable operating lease having a remaining term of one year or more were as follows:

Year Ended December 31,	
2011	$ 114,636
2012	28,869
	$ 143,505

The Company acts as sponsor and depositor for the unit investment trust products it sells. In this capacity, the Company is required to deposit securities or contracts with the trustee for the purchase of securities. At December 31, 2010, the Company recorded purchases of $150,507 in equity securities to be deposited in unit investment trusts scheduled for creation on January 3, 2011.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

7. Borrowings

Borrowings at December 31, 2010 consist of the following:

	Amount	Interest Rate at December 31, 2010	Maturity
Term Note	$ 9,500,000	4.29%	4/8/2011
Demand Note	3,400,000	1.75%	N/A
	$ 12,900,000		

The term note outstanding at December 31, 2010 has a variable interest rate which is benchmarked to LIBOR and is with an unaffiliated third party investor; however, this investor may at any time assign its rights in the term note to Guggenheim or any affiliate of Guggenheim. The terms and conditions of this note require the payment of principal and interest at maturity.

In conjunction with the creation of fixed income unit investment trust portfolios, the Company obtains short-term financing by pledging its fixed income investment inventory to a major U.S. financial institution. The terms and conditions of the demand note permit the Company to receive up to 70% of the market value of the securities pledged. Repayment of principal occurs daily as the pledged securities are sold to the trustee of the unit investment trusts. The demand note outstanding at December 31, 2010 has a variable interest rate which is benchmarked to LIBOR and requires monthly payments of interest. At December 31, 2010, $5,071,577 of the Company's securities owned collateralized this demand note.

8. Related Parties

The Company records a deferred sales charge on sales of unit investment trust portfolios sponsored and supervised by the Company. These deferred amounts are received by the Company generally over a three- to five-month period following the sale, of which receipt is guaranteed by the applicable unit investment trust. The deferred sales charge revenue is included in the statement of income within net revenue from unit investment trust sales. The Company sells the deferred sales charge receivables to the Parent at each month-end. These sales are reflected in the receivable from Parent on the statement of financial condition. These receivables are used by the Parent to collateralize certain debt of the Parent. The aggregate amount of the deferred sales charge receivables sold during the year ended December 31, 2010 was $70,175,884.

In accordance with a formal agreement, the Parent allocates certain indirect costs amongst the various subsidiaries in the consolidated group, including compensation-related benefits, facility costs and other general and administrative costs. A revenue based cost allocation methodology is used, whereby indirect costs are aggregated across all product lines and then re-allocated based on revenue earned. This cost allocation is included net in the receivable from Parent of $36,497,447 on the statement of financial condition. The receivable from Parent is reflected in equity on the statement of financial condition as it is not settled on a current basis.

The receivable from Parent balance may fluctuate based on the cash management needs of the Company and its affiliates.

As discussed above, the Company has significant transactions with its Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The Company has entered into arrangements with an affiliate, Guggenheim Partners Asset Management, LLC ("GPAM"), whereby GPAM provides investment advice to the Company in connection with the creation of certain unit investment trusts. In certain instances, GPAM has discretionary authority to purchase securities on behalf of the Company. GPAM does not currently charge a fee for these services.

9. Off-Balance Sheet Market and Credit Risk and Concentration of Credit Risk

The Company uses futures contracts in the normal course of business to manage exposure to market risk associated with unit investment trusts and securities held in inventory prior to the unit investment trust deposit date, which are subject to varying degrees of market risk. Market risk is directly affected by the volatility and liquidity in the markets in which the related underlying assets are traded. The Company manages its exposure to market risk related to securities owned on an aggregate basis. Futures contracts are typically liquidated by entering into offsetting contracts. Net unrealized losses on these contracts was $1,156 and are included in due from brokers and clearing organizations in the statement of financial condition.

The Company has no retail customers and only one customer under Rule 15c3-3 of the Securities Exchange Act of 1934. In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the unit investment trusts at a loss.

The Company is a clearing broker-dealer engaged in various trading, brokerage and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. Share-Based Compensation

Certain employees of the Company participate in share-based incentive plans sponsored by an affiliate of Guggenheim. These plans provide for equity compensation in the form of phantom units settled in either cash or shares, at the Company's option. The Company accounts for its stock-based compensation under these plans in accordance with the provisions of ASC 718. The awards generally have graded vesting features and compensation cost is recognized over the requisite service period of the award.

11. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The SEC requirements provide, among other items, that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, the Company has an agreement with its wholesalers that restricts the payment of compensation if such

payment would cause the Company to not meet its minimum net capital requirements. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital, as defined, of $4,533,733 which was $4,283,733 in excess of the minimum capital required to be maintained.

12. Segregation of Funds for the Benefit of Customers

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customer.

At December 31, 2010, the Company is in compliance with these segregation requirements and holds segregated assets in excess of amounts required to be segregated. Cash of $100,000 has been segregated in a special reserve bank account for the benefit of its customer under Rule 15c3-3.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2011, which is the date the financial statement was available to be issued and did not identify any subsequent events which would require disclosure in the financial statement.

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $3,075,069,and $7,687.68, respectively of the Form SIPC-7. No differences were noted in review of the calculation above.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Guggenheim Funds Distributors, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

pwc

Report of Independent Accountants

To Guggenheim Funds Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Guggenheim Funds Distributors, Inc. for the year ended December 31, 2010, which were agreed to by Guggenheim Funds Distributors, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Guggenheim Funds Distributors, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Guggenheim Funds Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment included in item 2B was agreed to The Bank of New York Mellon bank statement for account number 8900503947, paid on 7/30/2010 for an amount of $2,089.55; payment included on item 2F was agreed to a copy of wire # 110224396751, dated 2/24/2011 for an amount of $5,598.13. The bank statement and wire detail were obtained from Abbey Helmetag, Managing Director and Controller of Guggenheim Funds Distributors, Inc., and no differences were noted.
2. Compared the Total Revenue amount reported on page three of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $33,715,116 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1, revenues from the distribution of shares of unit investment trust, of $30,640,046 to the amount computed as the December 31, 2010 trial balance amount for accounts # 1483-4300-0050 Deferred Sales Charge, 1483-4300-0100 Creation & Development Fees, 1483-4300-0150 B/D Selling Concession, 1483-5302-1300 UIT Trading Profit/Loss, 1483-5302-1400 B/D Selling Concession, 1483-6400-0100 Inventory Market Value, 1483-4300-0200 UIT Eval/Surv Fees/Bookkeeping and 1483-6200 CEF Servicing Fees, noting no differences. The trial balances were provided by Abbey Helmetag, Managing Director and Controller of Guggenheim Funds Distributors, Inc.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us

Guggenheim Funds Distributors, Inc.

Statement of Financial Condition
December 31, 2010
Available for Public Inspection